EXHIBIT 99.1

APRIL 24, 2013 / 12:30PM GMT, DRX.I - Q1 2013 Elan Corporation, PLC Earnings Conference Call

CORPORATE PARTICIPANTS

 David Marshall Elan Corporation PLC - VP of IR

 Kelly Martin Elan Corporation PLC - CEO

 Nigel Clerkin Elan Corporation PLC - CFO

 John Given Elan Corporation PLC - General Counsel

CONFERENCE CALL PARTICIPANTS

 Michael Yee RBC Capital Markets - Analyst

 Marshall Urist Morgan Stanley - Analyst

 Adrian Howd Berenberg Bank - Analyst

 Corey Davis Jefferies & Company - Analyst

 Bill Tanner Lazard Capital Markets - Analyst

 Eric Schmidt Cowen and Company - Analyst

 Vincent Meunier Exane BNP - Analyst

 Guillaume Van Renterghem UBS - Analyst

 Richard Parkes Deutsche Bank - Analyst

PRESENTATION

Operator

Ladies and gentlemen thank you for standing by. Welcome to the Elan Corporation first-quarter 2013 financial results call. During the presentation all participants will be in a listen-only mode. Afterwards we will conduct a question and answer session.

(Operator Instructions)

As a reminder this conference is being recorded Wednesday, April 24, 2013. I would now like to turn the conference over to David Marshall, Vice President of Investor Relations. Please go ahead sir.

David Marshall - Elan Corporation PLC - VP of IR

Thanks Dimitra. Good morning and good afternoon everybody. Welcome to Elan's first-quarter 2013 financial results call. If you have not viewed our press release please go to our website at www.elan.com where you will find it. On today's call will be Chief Executive Officer, Kelly Martin; Chief Financial Officer, Nigel Clerkin; and our General Counsel, John Given.

Before we begin, I will review Elan's Safe Harbor statement. Today's call will contain forward-looking statements about Elan's financial condition, results of operations, business and prospects. This forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those described or projected. These risks and uncertainties are included in our first-quarter 2013 financial results press release and in our 2012 annual report on Form 20-F and our Forms 6-K filed with or furnished to the Securities and Exchange Commission. Elan assumes no obligation to update any forward-looking statement whether as a result of new information, future events, or otherwise.

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In addition, today's conference call and webcast will include non-GAAP financial measures such as adjusted EBITDA. Reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures are included in today's call. I will now turn the call over to Kelly Martin.

Kelly Martin - Elan Corporation PLC - CEO

Thanks, David. Good morning, afternoon everybody. On behalf of Bob Ingram, our Chairman of the Board and myself, we appreciate you taking some time to get updated from us regarding Elan. A few comments and then I will turn the call to our Chief Financial Officer, Nigel Clerkin.

First comment upfront is obviously people will know that we are under what is called an offer period from an Irish takeover point of view. Given that we have our General Counsel John Given on the phone to answer any specific questions or to step in if there are topics that frankly are just out of bounds. Some of the Irish takeover rules frankly are a bit opaque, but we will do our best to stay within the bounds of what is advised. Also there are some US security laws that to me as a layman are a little bit illogical, but again we will do our best to stay within the bounds of what is advised. We also have on this call our advisors, particularly Citibank, Ondra, [Davies] as they need to make sure that our communications are consistent with the various rules and regulations in both jurisdictions.

A few things I just want to touch on before I turn the call to Nigel, in my comments and in my quote for this quarter I tried to lay out some principles that have guided us for basically a decade. Broadly speaking, this is a risky industry and everything we have tried to do in the past has been to reduce or quantify that risk as much as possible on behalf of shareholders. And allow shareholders to maintain any upside that may be forthcoming with either the asset or the product or the science. If you look at it over the last decade or so, roughly speaking, we have done 10 or more capital market transactions, we have done at least 15 corporate transactions in different sizes and shapes, different assets, different geographies. So if you take that over a decade or so, we are averaging two to three transactions a year, across either our capital structure or our business.

Very specifically, in the last four years we have done four transactions that were $1 billion in size or greater. J&J transaction with the AIP Technology from a science point of view, the EDT transaction with Alkermes and the combining of those assets, which has worked out well for both companies. The Tysabri and Biogen Idec transaction, that was worked on second half of last year and announced the early part of this year. And last but not least, our recently completed $1 billion share repurchase, which Nigel well shed some further light on. Again characteristically, our view is that each of those $1 billion or more transactions has been to the mutual benefit to the counterparty in the case of AIP, J&J, and Elan, EDT was Elan plus Alkermes, and the Tysabri transaction benefit both Biogen and Elan. And again, characteristically each of those reduced risks for us and our shareholders and maintained some optionality on the upside.

Our strategic process post the close of Tysabri, which was only a couple weeks ago, is going to be consistent in theme and consistent in focus. I and members of the Executive Team in the last several months have talked to dozens of CEOs around the world. As we have done in the past we will do in the future, when we engage with different companies and different CEOs, we try to figure out what is a win-win for them and a win-win for us. I would characterize these discussions as fantastic across multiple dimensions. It's not easy in today's world being a CEO of a public Company, or for that matter a CEO of a private Company, given the fact of the complexity, regulatory complexity, the science complexity, and the long cycle time in our business. All of these discussions, I'm pleased to date have been highly confidential and there has been no leakage whatsoever in our discussions anywhere across the globe.

As we move forward, we intend to create a number of opportunities that we believe strongly will create value for shareholders. We described that value on multiple dimensions. First and foremost, P&L, improvement of P&L, growth of P&L, is first and foremost on our list. That is because this is again a long cycle business, capital intensive business, and a highly risky business. A second part of value would be the option value for late stage pipeline, clearly for future growth and future value you need new product, new product comes through pipeline and the advancements of pipeline. And the third way we believe we can bring value to shareholders is diversification. That diversification can be in science, it can be in molecules, it can be in therapeutic approaches, or geographies.

Next steps, over the course of the near future we will finalize some of these discussions with some of these counterparties that we have made a lot of progress on, and we have found areas that we believe and they believe are win-wins with regard to their situation and ours. To clarify some misinformation out there, we can as Elan bring to shareholders under the offer period, we can bring transactions, we intend to do so. I personally and the Board collectively very much look forward to bring to shareholders transactions, which we believe again will add value across those three dimensions that I just outlined.

Lastly, again before I turn it to Nigel, I just want to fundamentally reiterate that both myself and the Board of Directors completely understand our responsibility and stewardship of the reinvestment and reallocation of several billion dollars post the unlocking of the value of Tysabri. We will endeavor to do that in a very disciplined, consistent, and logical manner. We won't be rushed into doing things that we are not comfortable with; on the other hand we certainly won't hesitate to bring forward transactions that we believe are in the best interest of shareholders. So I look forward to receiving your questions after Nigel's comments. And with that, I will turn it to our Chief Financial Officer, Nigel Clerkin.

Nigel Clerkin - Elan Corporation PLC - CFO

Thanks, Kelly. And good morning and good afternoon everybody. It has been a busy few months. Since we reported our Q4 results on February 6, we have completed the Tysabri transaction, retired our debt, and conducted a $1 billion share buyback. We have also launched a dividend policy under which we will pay 20% of the future Tysabri royalties to shareholders as a twice yearly dividend. As Kelly has walked you through, we believe the Tysabri transaction has the potential to unlock substantial

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value for shareholders. The combination of the $3.25 billion upfront payment, along with the significant continued financial participation in Tysabri through the ongoing royalties provides a powerful platform for creating enhanced shareholder value.

We have now taken the first steps on this journey by utilizing some of the upfront payment to transform our capital structure. Following the completion of the Tysabri transaction on April 2, we moved immediately to issue a redemption notice to retire all of our outstanding bonds. The redemption is expected to complete in early May. As a consequence, we expect to record a debt retirement charge in the second quarter of approximately $119 million. In parallel to the debt redemption we have also recently completed our $1 billion share buyback. We were very pleased with the result of the Dutch auction. The strike price was set at $11.25, the lowest point in the offered range, and so resulted in the purchase and cancellation of almost 90 million shares, or close to 15% of the number in issue. This has reduced our share count to approximately 510 million. The largest participant in the Dutch auction was Johnson & Johnson. They tendered their entire holding at $11.25, and constituted 92% of the total shares tendered at the strike price. As a consequence, their shareholding in the Company was reduced from just over 18% to just under 5%. Having taken these steps to transform our capital structure we now look forward to transforming our business structure through executing the strategy that Kelly has outlined. Following these transactions, we now have approximately $2 billion in cash and no debt, and so we have ample financial capacity to execute on that strategy.

In addition, we are very pleased with the continued interest in Tysabri that we have achieved under the agreement with Biogen. As a reminder, in addition to the upfront payment, we will receive a 12% royalty on global net sales for the first 12 months, after which the royalties will increase to 18% on the first $2 billion of net sales per year, and to 25% on annual net sales above $2 billion. This will be across all indications for the life of the asset. Tysabri is a tremendous product, most importantly for the many thousands of patients who benefit from its powerful impact. We believe Tysabri's compelling efficacy will continue to drive strong growth in its usage for many years ahead. We are delighted that our shareholders will continue to share in that growth through the substantial royalties that we will continue to receive, and directly through the 20% dividend stream. Tysabri's value is further enhanced by its robust patented base. It was Elan's great privilege to invent Tysabri and we look forward to sharing in its continued success for many years to come.

Before I hand the call back to David, let me comment briefly on the mechanics of the dividend policy. We expect to pay the first dividend in the fourth quarter this year in relation to royalties received in the first half. In essence, this will equate to 20% of our Q2 reported Tysabri revenues. As noted in the press release, those revenues will reflect the transition arrangements in the agreement with Biogen. Under these we will receive as revenue a 50% share of the Tysabri profits for the month of April with the initial 12% royalty on end market sales of Tysabri commencing on May 1. Now I will turn the call back to David.

David Marshall - Elan Corporation PLC - VP of IR

Thank you, Nigel. Operator we are now ready to begin the question and answer session. Could you please remind participants about the procedure for requesting a question?

QUESTION AND ANSWER

Operator

(Operator Instructions)

Michael Yee with RBC Capital Markets. Please go ahead.

Michael Yee - RBC Capital Markets - Analyst

Hey, thanks. Congratulations on the transaction so far. Looking forward you have completed these transactions in the past, but they were generally sales of things or partnering things, or selling back partnered assets, so as you look to acquire things on the buy side of the perspective, how do you use your sales experiences to purchase things? When you look at purchasing things how should we think about commercial assets versus developmental stage assets? What do you prefer? Thanks.

Kelly Martin - Elan Corporation PLC - CEO

Michael, thanks. Look, the skill sets are the same in how you analyze things, whether you're buying or selling something. If you look at our history of transactions, it's several dozen, there's all shapes and sizes. Therefore the skill sets, the assessment, the analysis, and frankly the market opportunities are the same. It is just a different side of the equation. We are completely not only comfortable but we're quite enthusiastic for our team with advisers, with the Board, the ability to assess things on the buy side as well as the sell side.

And if you look at the industry to expand your question slightly, the industry has got some great assets, some great companies. Everybody needs capital short of the very large pharmaceutical companies. We have capital, we've looked to diversify, again as I said, into different areas whether it is molecules, geographies, or therapeutics, and we are quite flexible as I think we have demonstrated in our business model. So our challenge frankly, is the amount of different opportunities and

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conversations we could have is beyond our ability to execute because we are a rather small Company, there is only so many things we will look at, at least in the first wave of things.

Your question about commercial, it is a balance, Michael, I think that there are clearly some interesting commercial pieces of the equation that we would like to add. One of the things we want to do in reallocating the capital is to make sure the P&L continues to be robust and grows and diversifies, so that would imply directly that commercial activity our assets would be, as we have said before, part of the equation.

We also want to maintain a balance. There are some also interesting late-stage clinical assets that we think look interesting. The host Company thinks looks interesting, and from a risk-reward point of view they would be interesting investments as well. So when the market hears from us about the first phase of reallocation, the market should look for a collection of different things, not any one big transaction, but things that would check a number of boxes. So.

Michael Yee - RBC Capital Markets - Analyst

Can I just ask you in one slightly different way, and then I'll jump back in the queue. Which is, I think Wall Street generally views part of your advantage as basically being an Irish-based infrastructure, obviously tax rates. Is it generally easy for you to apply those low tax rates to higher tax rate assets, i.e., the United States?

Nigel Clerkin - Elan Corporation PLC - CFO

Michael, it's Nigel, so that would depend on the nature of the specific asset. In general you should be able to get some benefit obviously through our Irish structure, we have clearly demonstrated that in the past in terms of how we've been able to use the advantages of being in Ireland given our 40-year history there.

It is typically easier to get advantages with development assets than commercial assets, but there are things you can do with commercial assets as well to lower the tax rate as well. It will be situation-specific and tax will not be a driver of the overall strategy. That is driven more by the financials that Kelly went through. But certainly we will use our tax structure where that makes sense, to further boost the benefits of any particular transaction.

Michael Yee - RBC Capital Markets - Analyst

Okay. Thanks for that, I appreciate it.

Kelly Martin - Elan Corporation PLC - CEO

Thank you.

Operator

Our next question comes from the line of Marshall Urist with Morgan Stanley.

Marshall Urist - Morgan Stanley - Analyst

Hi guys, good morning. Thank you for taking the question. My question is it would be helpful if you can lay out for us what kind of processes from here under the Irish takeover rules. What should we be looking for as next steps on that front from your perspective? And second, how does that impact as you think about talking about the next stage, the next stage of executing on the strategy -- How does that impact, or does it all impact the type of assets or the speed at which the speed or size of which you move forward? Thanks.

Kelly Martin - Elan Corporation PLC - CEO

Okay, Marshall, it is Kelly. I will answer some, Nigel will jump in and/or our General Counsel. So with regard to what we're doing and how we're thinking about reallocation of our capital, the takeover rules have zero impact on how we are thinking, what we do. It's frankly, totally the current situation with this counterparty that has interests us to in Elan is completely irrelevant and non-consequential as far as how we spend our time. It is an odd lot at best as far as how we think about things.

We are completely focused on, as we said, sort of the stewardship and the proper reallocation of capital into an interesting portfolio. That is our focus. With regard to the process and if I misspeak, our General Counsel will correct me. What we do have to do, which we are actually delighted to do is should we tee-up in this next phase a number of transactions, we would take them directly to our shareholders through an extraordinarily general meeting as we just did with our share buyback. That is the only, as far as I know, the only process that is slightly different.

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Again, our view is many of our shareholders have been with us for quite some time. Our top five or six shareholders have been magnificent long-term supporters and believers in our ability to again take out risk and give them the prospects of the upside. That is certainly important to us. So we would actually be delighted with this opportunity to take to those shareholders and all the shareholders, frankly a next phase of things. Is there anything, John that I have misspoken on?

John Given - Elan Corporation PLC - General Counsel

No I don't think so Kelly, just a couple of things to add. Under Irish takeover rules process, Royalty Pharma are obliged to bring forward an offer document, which is in effect a fleshed out version of the rule 2.5 announcement, which was the announcement that went out last week. And the offer document is in effect the offer to shareholders, and that needs to come out within 28 days of last Monday.

And then frankly, it is up to shareholders whether or not to accept that offer. The process will run for a little while more, but as Kelly says, the only significant piece of all of this from our perspective is that we would be putting our transactions to shareholders, which isn't a particularly onerous requirement, and is not a particularly unusual requirement. So that's really it.

Marshall Urist - Morgan Stanley - Analyst

If I could one just brief follow-up. So then just to give us an idea, what is pacing timelines for hearing about next steps strategically in terms of what are the assets you guys plan to bring forward first?

Kelly Martin - Elan Corporation PLC - CEO

Yes, we, as I said in my comments, when we have reached agreement with a number of various counterparties, then we will bring those forward to an EGM, we will announce them and we will move forward. We are not going to give specific timelines, we are not going to do M&A on a conference call.

But you should -- the market will understand that we are in lots of interesting discussions with lots of great people, different assets. And when we are prepared to move them forward, and they are prepared to move them forward, we will do that as soon as practical because we think that earning 3 basis points on cash in our bank accounts isn't necessarily great return to shareholders. And if you look at the assets in the world that we could potentially get involved in, we think that that is a significant benefit to shareholders.

David Marshall - Elan Corporation PLC - VP of IR

Thanks Marshall.

Operator

Our next question comes from the line of Adrian Howd with Berenberg Bank. Please go ahead with your question.

Adrian Howd - Berenberg Bank - Analyst

Thanks for taking my question. Firstly, could you perhaps give us a bit more color on what you receive from Intarcia for the payment of $12.5 million there in terms of the Phase III study. The other question I have just looking at the looking at the types of areas that you are thinking about for reallocation, I think on the day of the Biogen news Kelly, you talked about being agnostic in terms of therapeutic area. I just wondered how that view had evolved or if it remains the same. Thanks very much.

Kelly Martin - Elan Corporation PLC - CEO

Thanks, Adrian. So Intarcia is just a small funding, they have an interesting platform technology that we are interested in, and they are terrific people who are quite talented. So it is a small, it is a small investment, so we can learn more and they can move some of their technology forward. It is a different stage of technology but it is not dissimilar to what we did with Proteostasis, which was discovery science. This is a little bit later than that, but it is a platform that we think is interesting and this is a small investment in us in that. We think they are very high-quality folks.

The therapeutic area, our view has not changed at all. We are agnostic therapeutically. Within the therapeutics, however, the science has to be logical. The biology has to be logical. There needs to be alignment between the science, the clinical application, and what we think is rational from a therapeutic point of view, our reimbursement point of view, et cetera. You have heard us say I think multiple times, that on our own very large markets and various large indications would not be our sweet spot, at least being directly involved from an operational point of view.

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So we are agnostic therapeutically, there's lots of different opportunities. If you look across different therapies, not to go through each one, there's advancements being made across the board. Science is advancing, clinical is advancing, and we believe that we can participate in multiple ways in multiple therapeutic areas. Again, in different ways. Frankly, the more discussions we have had the more that philosophy has deepened with regard to different opportunities in different therapeutic areas.

Adrian Howd - Berenberg Bank - Analyst

Okay. Thanks very much.

Operator

Our next question comes from the line of Corey Davis with Jefferies & Company. Please go ahead.

Corey Davis - Jefferies & Company - Analyst

Thank you. A couple of questions. The first is how predictive is the SG&A and R&D numbers that you put up this quarter of what we're going to see in the next three quarters this year?

Nigel Clerkin - Elan Corporation PLC - CFO

Corey, when you look at the total OpEx for the first quarter, that is trending higher than the guidance we gave in the year as a whole of OpEx in the range of $170 million to $190 million. And so in totality, it's not indicative. We'd expect the OpEx trend to come down from there, and we remain comfortable with the guidance for the year of the $170 million to $190 million. In particular on the SG&A side, it would mean Q1 is north of the run rate you'd expect to see for the year as a whole.

Corey Davis - Jefferies & Company - Analyst

Okay. Then a similar question on EPS. I know there is a lot of moving parts this quarter, but what EPS number would you like us to use as our official number? That you reported this quarter, you got a loss of $0.12, you got a positive $0.23, you got positive $0.11, but which is going to be most predictive of where you're going to be in the next three quarters?

Nigel Clerkin - Elan Corporation PLC - CFO

None of the above, Corey. The challenge with Q1 is that it is a combination of the old without really the commencement of the new. So Q1 contains Tysabri collaboration results for the full quarter but classified as a discontinued operation, where as it is really only when you get to the start of Q2 that the new arrangements commence. That is why we didn't really have any reported revenue from Tysabri in our continuing operations and that in the discontinued reflects the old collaboration arrangements.

We recognize that is a challenge for you to try and model. Obviously what we've tried to do is we laid out revenue guidance earlier in terms of the year as a whole for end market sales. You can for see what the end market sales was for the first quarter. We've laid out fairly clearly how the new arrangement works in terms of a profit share for April and royalties commencing from May 1. So appreciate Q1 essentially is not reflective of the new arrangements at all, frankly.

Corey Davis - Jefferies & Company - Analyst

You think you will be profitable in the next three quarters?

Nigel Clerkin - Elan Corporation PLC - CFO

Corey, given that we are in this offer period, we're restricted frankly in terms of providing any new material information because of that. We can't actually get into that.

Corey Davis - Jefferies & Company - Analyst

Last question, I know that Biogen is now in charge of patient numbers, but if only qualitatively can you give us any sense for whether or not the trend of the previous few quarters has held and that patients numbers both in the US and the rest the world are going up?

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Nigel Clerkin - Elan Corporation PLC - CFO

Again, Cory, Q1 reflects the transition from the old to the new to some degree. Obviously under the new arrangements we are no longer in a 50-50 collaboration. So you will need to look to Biogen to be the primary driver of detail in relation to underlying Tysabri trends. So --

Corey Davis - Jefferies & Company - Analyst

I will be on the edge of my seat until tomorrow morning.

Kelly Martin - Elan Corporation PLC - CEO

Thanks Corey.

Corey Davis - Jefferies & Company - Analyst

Thanks, that is all I have.

Operator

Our next question comes from the line of Bill Tanner with Lazard Capital Markets. Please go ahead.

Bill Tanner - Lazard Capital Markets - Analyst

Thanks for taking the questions. Kelly, I had a couple questions, the first one for you. You mentioned that you're not in a rush to make an acquisition which I think makes sense, I'm just wondering what your viewpoint is on the M&A landscape over the next, call it five years? As to whether you think patience is going to be rewarded or you think it's going to be a little bit disadvantageous? And then I have a follow-up. Thanks.

Kelly Martin - Elan Corporation PLC - CEO

Well Bill, I appreciate your asking me my view of M&A for the next five years --

Bill Tanner - Lazard Capital Markets - Analyst

Or two years.

Kelly Martin - Elan Corporation PLC - CEO

Two to five is fine. Look, let me give some broad characteristics. To me, I have had this view for many years. This industry is a bit of a barbell industry, you have the super large oil tanker pharma guys with by and large a lot of capital, but they are burdened in our opinion with legacy infrastructure, and their hurdle rates to pay for the infrastructure are high, and to deconstruct a large company into different pieces takes enormous fortitude, courage, and strength. Many of the CEOs are trying to do that, so I applaud them but that takes time. They need to replenish their pipeline constantly to maintain even reasonable performance.

So in my little view here, there's for the next 5 or even 10 years there is a constant buyer of pipeline assets that are successful, and those buyers are the large pharmaceutical companies. On the other hand because of EPS pressure, which is enormous, public shareholder pressure, which is also enormous, the compression on multiples and the lack of value placed on pipeline, there is a hesitancy, Bill, by all companies of all shapes and sizes to fund pipeline assets that look like they are pretty high quality and look like the risk-reward is pretty reasonable. And the reason the public CEOs are hesitant to do that is they are concerned about moving a pipeline asset forward that looks like it is pretty high quality, but being short-term harmed by shareholders.

So with all of that, the last thing I will say, since you gave me a pretty broad question, I do believe science is moving and progressing, I believe clinical knowledge is moving forward and progressing, diagnostics are moving forward. And by and large the regulators around the world are also moving forward on their thinking on many diseases. You have cross-currents of that underlying progress in a world where capital, risk capital, by and large, very general statements, has shriveled up, private equity, venture capital, big pharma, and public shareholders not particularly interested in any way, shape, or form with risk capital in pipeline.

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So if you put it all together, I think that if you can find win-wins, Bill, across the industry, different companies, different countries, different molecules, different therapeutics, and enter some risk-reward sharing programs, I think there is almost an endless amount of things that people can do. And that is why we're trying to take our time and make good decisions for the intermediate to long-term on that part of the equation. So I think that the M&A business defined as not just big, large, single transactions, but business model transactions should be very, very active.

The last thing I will say and then I will stop talking, is many transactions get held up at the end of the day because it becomes a battle of the spreadsheets, bottoms up financial models on what some molecule might look like in the year 2022 to 2028, which is nearly impossible to predict. Many transactions unfortunately, which are good business transactions get scuttled or cannot go forward because there's a disagreement on 10- or 15-year models that basically back a CEO or a Board into a non-deal structure from a legal point of view. So I can go on and on, I have a lot of views on it, but those are my broad opinions.

Bill Tanner - Lazard Capital Markets - Analyst

No, that is actually very helpful and dovetails with my second question. As you mentioned looking at late-stage assets, obviously are Elan R&D component I guess has been spun out. I'm just thinking about what's the value proposition that you bring to the table with a potential partner. So it does sound like there would be some contemplation of helping to fund some of the later or the end R&D expense, or is it mainly going to be the attraction is, as Nigel talked about, with the tax, just thinking about something like when Alkermes moved to Bydureon, IP preapproval to Ireland?

Kelly Martin - Elan Corporation PLC - CEO

It's broadly any or all of the above. Again, I have met personally with some terrific CEOs who we think have some pretty good assets. The confidential discussions that I have had with some of the CEOs, they are loath to bring those things forward, for fear of the wrath of current perception by and large, not all shareholders, but many shareholders who don't want any risk capital. Again, you have got to -- shareholders at the end of the day in broad definition will get what they want.

You can see the inverse of that, Bill, by companies that have earnings and P&L, and you can see the value proposition of some of those companies at least in our opinion being several standard deviations away from what we would think are reasonable values. Evidence would suggest that if you look at people who have some earnings, they're certainly enjoying huge wind in their sails and their values are significantly above what we think would make sense for our shareholders.

David Marshall - Elan Corporation PLC - VP of IR

Thanks Bill.

Bill Tanner - Lazard Capital Markets - Analyst

Thank you.

Operator

Our next question comes from the line of Eric Schmidt with Cowen and Company. Please go ahead.

Eric Schmidt - Cowen and Company - Analyst

Thanks for taking my question, it is another one on your M&A strategy. I think as you mentioned Kelly, you have about $2 billion in net cash, no debt. Is there a maximum investment that you want to redeploy, or in other words is there a minimum net cash balance you want to retain?

Nigel Clerkin - Elan Corporation PLC - CFO

Eric, this is Nigel. In terms of cash balance we would always want to keep a substantial cash buffer given the nature of this industry. Frankly, our own history demonstrates as well and the value of preserving significant liquidity at all times. Now that's not necessarily a static number that does not change over time. We would be very active as Kelly mentioned in managing our capital structure. Over the last 10 years we have had multiple, multiple transactions and running into many billions of dollars in terms of managing the capital structure.

We will continue to do that. We certainly have lots of experience and capability there. So we will continue to actively manage the capital structure while always preserving a meaningful cash buffer, but again that is not a specific hard number that never moves. So in broad terms as Kelly went through, one of our core themes is mitigating risk. Part of that would always be preserving adequate liquidity.

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Eric Schmidt - Cowen and Company - Analyst

Nigel, just a follow-up, think historically from time to time you have had a net debt position, you are suggesting are not going back to such a balance sheet?

Nigel Clerkin - Elan Corporation PLC - CFO

Eric, again, it would depend in terms of the mix of future opportunities. We've certainly used debt in our capital structure in the past, and we're not averse to using debt in the capital structure. It would just depend on the mix of opportunities that are available.  Again to Kelly's point before, for sure one of the primary focuses as we execute on the strategy will be improving the P&L over time. So we will clearly maintain that as an objective as well in managing the capital structure. But again we will continue to actively manage the capital structure as we've always done.

Kelly Martin - Elan Corporation PLC - CEO

What we won't do is we have had $4.5 billion of debt 10 years ago, we now have zero. And so what we won't do is use debt to fund long-term science. We were kind of caught for a variety of reasons, we were caught years ago with overleverred long-timeline business, which is not ideal, and we have worked our way through that, to Nigel's point.

When we first started 10 years ago our debt was trading at $0.30 on the $1, we've worked exceptionally hard to work with our credit folks around the world. I don't want to speak for them, but I think they understand that we can manage debt against the right assets. So to Nigel's point, we don't have a pre-prescribed capital structure, we are not afraid of debt, we are not afraid of not having debt, but what we won't do is use debt to fund long-term pipeline assets. Hopefully that is helpful to you.

Eric Schmidt - Cowen and Company - Analyst

It is. Thank you.

Operator

Our next question comes from the line of Vincent Meunier with Exane BNP. Please go ahead.

Vincent Meunier - Exane BNP - Analyst

Hello gentlemen. I have a question on Royalty Pharma please, can you tell us if you have already discussed directly or indirectly with the management or even [valuers] or their bankers. If not, why? What could open the door? Because it appears that you are really reticent to any discussion or any deal with them. What could potentially change that situation or not?

The second question is with regards to your strategy of acquisition. Did you say that you want to improve the P&L but just assuming that you spend $2 billion of cash, one shot, assuming that it will be a three or four times the level of sales, and assuming that the business will be profitable with let's say 30%-ish EBIT margin. It would just bring a few hundred million US dollars to the P&L. And if it is not really meaningful, what is your view on that? In your view what is interesting for the shareholders in that perspective? Thank you.

Kelly Martin - Elan Corporation PLC - CEO

I will answer some of the questions or I will give you some thoughts. Once this organization, Royalty Pharma showed an indication interest, which led to a firm bid for the Company, we have not engaged with them or their advisors or anybody associated with them, as far as we know. Frankly, we see no reason to do that.

As our Board has said, we have looked, the Board's responsibility is on behalf of shareholders to assess where the Company is and what is in the best interest of shareholders, they have done that. They understand, our Board, what our strategic universe potentially looks like. And based on that and based on where we are today, and fundamentally based on the long-term cash flow value of Tysabri, I think they spoke fairly clearly on Monday, categorically and unanimously rejecting the offer from Royalty.

Our focus as I have said and as Nigel has said, our focus is the reallocation of this capital in a prudent, thoughtful, innovative way. That is where our focus is. Other comments, I will ask Nigel to add whatever he would like, is that we are not necessarily looking at one large transaction, I didn't understand all of your math, but that is fine.

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We are not necessarily looking at one large transaction. We don't think, we would not be afraid of one large transaction, but by a large when you look at the universe of possibilities, it seems to us and it seems to our Board that a constellation of transactions that are put together would be more beneficial to shareholders.

As I said, we will bring those to the shareholders through an EGM as and when we and our counterparties who we're working closely with are ready. I will ask Nigel to add any other thoughts he might have.

Nigel Clerkin - Elan Corporation PLC - CFO

The only thing I would add to that is in relation to your question about multiples and applications of cash, et cetera. Frankly, we are not going to speculate with you or anyone else on any hypothetical transactions. What we will do, as Kelly said earlier, when we have actual transactions we are quite happy to bring those to our shareholders and allow shareholders to decide. I think we certainly have a very good track record in terms of doing that in the past and we're quite happy to do that again. And that's what we're going to do.

Operator

Our next question comes from the line of Guillaume Van Renterghem from UBS. Please go ahead.

Guillaume Van Renterghem - UBS - Analyst

Yes, hi. One quick question on Bapi and the AIP. I'm just wondering what level of intangible is left if Johnson & Johnson was to completely drop off project, what kind of write-off you would have left. And I'm wondering whether you can update us on the latest thoughts of J&J (inaudible) and the rest of the (inaudible) pipeline.

As well, Kelly, maybe I misunderstood, but it sounds to me like you intend that some of your long-term shareholders were keen to get potential upside from the project you think of bringing to Elan, and I'm just wondering what kind of -- not exactly what makes them compatible, but still can afford makes them more compatible than it looks like the overall market and your ability to provide substantial upside. And if you believe in that, why haven't we seen any of these large shareholders increasing the (inaudible)?

Nigel Clerkin - Elan Corporation PLC - CFO

Guillaume, maybe I will start with your question on Bapi and AIP. We don't have any intangible on the balance sheet in relation to that. When the trial phased last summer, we wrote off our investments in full, so there will be no further balance sheet impact. As to Johnson & Johnson's view on Bapi and AIP, I think you should ask Johnson & Johnson. We are not going to comment specifically on what their thoughts might be in terms of the future. It is a 50-50 collaboration between themselves and Pfizer, so I think that's a question you should place to them. Kelly, maybe if you want to address Guillaume's other question?

Kelly Martin - Elan Corporation PLC - CEO

Shareholders, Guillaume, look, there is rotation all the time. I think the onus is on us for certain shareholders to demonstrate the tangible transactions that we would propose to them, which we will do. There has also been some other interesting shareholders added to the register, I can also tell you that globally there is also some significant interest in previous shareholders and/or new bases of capital around the world.

So if you look at our shareholder base, again the top four or five financial shareholders have been pretty much stable for the last decade or so. There has been some movement in and out. We would expect to see some more movement in and out. But the underlying core, the most difficult thing in today's world is to have interesting assets. People have cash and they don't have enough places to put cash.

If you look at the intrinsic value of Elan just based on Tysabri and cash flow, we believe and many people believe, it is quite a significantly attractive asset, has future growth, the MS business is growing. Broadly, we have a great marketing, now former partner, but still indirect partner in Biogen Idec on the MS business, it is globalizing. So if you look at the long-term flows of cash from that asset at those margins, that is attractive and that is a great offset for us as we look at other assets.

So again, we are pretty comfortable in our ability to understand different parts of the value chain, bring them forward, and we think the composition of the Business will continue to improve. Our whole thrust was to move away from one product with one partner in one therapeutic area. Tysabri in relapsing remitting MS with just one partner, was not really a sustainable business, and by unlocking that value we can do many, many different things with that. And we look forward to sharing that with the market at the right time.

David Marshall - Elan Corporation PLC - VP of IR

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Thanks, Guillaume.

Operator

Our next question comes from the line of Richard Parkes of Deutsche Bank. Please go ahead.

Richard Parkes - Deutsche Bank - Analyst

Great. Thanks for taking my questions. Sorry, just one more on your plan business development activities. Just thinking, when you look at what you're planning in aggregate, I know there's a number of different deals that you're thinking about, and different types of deals. But is it your expectation that those deals would be immediately accretive to earnings or is there likely to be a period of investment required to maximize the potential value creation?

I suppose I'm just trying to get a sense of the timeframe that you're thinking about looking for these deals to be accretive, and how you kind of manage that in the decision-making process and the mix of deals that you do. Then the second question was just on the cash pro forma position, you've given us that number. But should we now think about you being immediately cash generative post the debt closure, or you're more likely to be neutral to the remainder of the year given your obligations and JAI.

Kelly Martin - Elan Corporation PLC - CEO

I will do the first, first. Nigel will do the second, second. Richard, thanks for your question. Your question is good because it is not thinking about any one big bang theory necessarily, it is a series of different things. Clearly, some of those particular components of a series of transactions would be immediately accretive, additive to the P&L, and allow for diversification. Again, a molecule, which we think is a significant benefit for the long-term of the Company.

We want to be in a position where we are generating a substantial amounts of cash that we are self-funding, and then that we will work then with the capital markets as and when we think there are different opportunities. But by and large, we are self-sustaining, long-term, self generating, and have cash flow that we can utilize opportunistically down the road.

So the answer to your question is, very specifically, that when we bring forward phase one of our reallocation, some components of that will be accretive and impact the P&L presumably upon approval from our shareholders. The second part of your question, Nigel will tackle.

Nigel Clerkin - Elan Corporation PLC - CFO

Richard, again, just being respectful of the fact that we are in an offer period and the takeover route associated with that. We are not on this call going to be providing any new guidance, whether on cash flows or anything else. We obviously have laid out for you previously our thoughts in terms of where OpEx would be for the year as a whole. And in terms of market sales, we also laid out the likely funded to Janssen AI and the new royalty rates et cetera, and how that works. We are not going to explicitly provide any new guidance on this call.

Kelly Martin - Elan Corporation PLC - CEO

Thanks Richard.

Richard Parkes - Deutsche Bank - Analyst

Okay. Thanks.

David Marshall - Elan Corporation PLC - VP of IR

Thank you everyone for joining us today on our call and the call is now ended. The webcast of our call will be available on our website for 90 days.

Operator

Ladies and gentleman that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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About Elan

Elan is a biotechnology company, headquartered in Ireland, committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world. For additional information about Elan, please visit http://www.elan.com.

The Directors of Elan accept responsibility for the statements made by them in this transcript. To the best of their knowledge and belief (having taken all reasonable care to ensure such is the case); the statements made by them in this transcript are in accordance with the facts and do not omit anything likely to affect the import of such statements.

Any holder of 1% or more of any class of relevant securities of Elan or of Royalty Pharma may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).

Forward Looking Statements

This document contains forward-looking statements about Elan’s financial condition, results of operations, business prospects that involve substantial risks and uncertainties.  You can identify these statements by the fact that they use words such as “anticipate”, “estimate”, “project”, “target”, “intend”, “plan”, “will”, “believe”, “expect” and other words and terms of similar meaning in connection with any discussion of future operating or financial performance or events.  Among the factors that could cause actual results to differ materially from those described or projected herein are the following: the sales performance of Tysabri, over which we have no control; the level of royalties to which we are entitled based on global net sales of Tysabri; the potential for the successful development and commercialization of additional products, whether internally or by acquisition, Elan’s ability to maintain sufficient cash, liquid resources, and investments and other assets capable of being monetized to meet its liquidity requirements; the success of our development activities, and research and development activities in which we retain an interest, failure to comply with anti-kickback, bribery and false claims laws in the United States, Europe and elsewhere; trade buying patterns; the trend towards managed care and health care cost containment, including Medicare and Medicaid; legislation and other developments affecting pharmaceutical pricing and reimbursement, both domestically and internationally; failure to comply with Elan’s payment obligations under Medicaid and other governmental programs; exposure to product liability and other types of lawsuits and legal defense costs and the risks of adverse decisions or settlements related to product liability, patent protection, securities class actions, governmental investigations and other legal proceedings; Elan’s ability to protect its patents and other intellectual property; claims and concerns that may arise regarding the safety or efficacy of Elan’s products or product candidates; interest rate and foreign currency exchange rate fluctuations and the risk of a partial or total collapse of the euro; governmental laws and regulations affecting domestic and foreign operations, including tax obligations; whether we are deemed to be an Investment Company or a Passive Foreign Investment Company; general changes in United States and International generally accepted accounting principles; growth in costs and expenses; the failure to consummate the share repurchase; and the impact of acquisitions, divestitures, restructurings, product withdrawals and other unusual items. A further list and description of these risks, uncertainties and other matters can be found in Elan’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, and in its Reports of Foreign Issuer on Form 6-K filed with the SEC. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Important Note

This document does not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any Ordinary Shares or American Depositary Shares of Elan Corporation, plc (the “Company”) or any other securities.  If and when a tender offer for the shares of the Company has been commenced by RP Management, LLC (“Royalty Pharma”), the Company will file a solicitation/recommendation statement on Schedule 14D-9 with the U.S. Securities and Exchange Commission (“SEC”).  INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE SOLICITATION/RECOMMENDATION

STATEMENT AND ANY RELATED DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY, AS THEY MAY BE AMENDED FROM TIME TO TIME (IF AND WHEN THEY BECOME AVAILABLE) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and shareholders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Elan Corporation, plc, Treasury Building, Dublin 2, Ireland, Attention: Investor Relations.